Exhibit 99.1

SMART Announces Withdrawal of Proposed Offering of Senior Secured Notes

CALGARY, Alberta, March 26, 2013 (GLOBE NEWSWIRE) — SMART Technologies Inc. (the “Company”) (Nasdaq:SMT) (TSX:SMA), a leading provider of collaboration solutions, announced today that it has decided not to proceed with its previously announced senior secured notes offering at this time. The Company opportunistically sought to refinance certain of its indebtedness due in August 2014 with long-term fixed rate capital and was not pursuing the offering to fund short-term requirements. The Company had approximately $146 million of cash and cash equivalents at December 31, 2012.

This press release is for informational purpose only and shall not constitute an offer to sell or the solicitation of an offer to buy the notes or any other securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any person to whom, such an offer, solicitation or sale is unlawful.

About SMART Technologies

SMART Technologies Inc. is a leading provider of technology solutions that enable inspired collaboration in schools and workplaces around the world by turning group work into a highly interactive, engaging and productive experience. SMART delivers integrated solutions of hardware, software and services designed for superior performance and ease of use, and remains a world leader in interactive displays.

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For more information, please contact

Investor Relations

SMART Technologies Inc.

+1.877.320.2241

ir@smarttech.com

© 2012 SMART Technologies. smarttech and the SMART logo are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries.